Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets

(millions of Canadian dollars) (unaudited)	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	2,671	1,841
Accounts receivable	1,162	1,235
Income taxes receivable	189	273
Inventories	1,903	2,059
Prepaid expenses	31	36

	5,956	5,444
Exploration and evaluation assets (note 5)	807	746
Property, plant and equipment, net (note 6)	24,643	24,279
Goodwill	665	674
Contribution receivable	1,062	1,147
Other assets	153	136

Total Assets	33,286	32,426

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,940	2,867
Asset retirement obligations (note 10)	116	116
Long-term debt due within one year (note 8)	400	407

	3,456	3,390
Long-term debt (note 8)	3,946	3,504
Other long-term liabilities	327	342
Contribution payable	1,407	1,437
Deferred tax liabilities	4,279	4,329
Asset retirement obligations (note 10)	1,644	1,651
Commitments and contingencies (note 12)

Total Liabilities	15,059	14,653

Shareholders’ equity
Common shares (note 11)	6,527	6,327
Preferred shares (note 11)	291	291
Retained earnings	11,398	11,097
Other reserves	11	58

Total Shareholders’ Equity	18,227	17,773

Total Liabilities and Shareholders’ Equity	33,286	32,426

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

Condensed Interim Consolidated Financial Statements	1

Condensed Consolidated Statements of Income

	Three months ended March 31,
(millions of Canadian dollars, except share data) (unaudited)	2012	2011
Gross revenues (note 4, 15)	5,913	5,037
Royalties	(219)	(258)
Marketing and other (note 4)	71	35

Revenues, net of royalties	5,765	4,814

Expenses
Purchases of crude oil and products (note 4, 15)	3,434	2,731
Production and operating expenses	642	609
Selling, general and administrative expenses	99	86
Depletion, depreciation and amortization (note 6)	637	542
Exploration and evaluation expenses (note 5)	75	93
Other – net (note 4)	3	(181)

	4,890	3,880

Earnings from operating activities	875	934

Financial items (note 9)
Net foreign exchange gains (losses)	(1)	2
Finance income	27	21
Finance expenses	(71)	(85)

	(45)	(62)

Earnings before income taxes	830	872

Provisions for income taxes
Current	283	70
Deferred	(44)	176

	239	246

Net earnings	591	626

Earnings per share (note 11)
Basic	0.61	0.70
Diluted	0.60	0.70
Weighted average number of common shares outstanding (note 11)
Basic (millions)	965.6	890.7
Diluted (millions)	973.5	897.2

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

Condensed Interim Consolidated Financial Statements	2

Condensed Consolidated Statements of Comprehensive Income

	Three months ended March 31,
(millions of Canadian dollars) (unaudited)	2012	2011
Net earnings	591	626
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Actuarial gains on pension plans	3	4
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 14)	—	(14)
Exchange differences on translation of foreign operations	(68)	(77)
Hedge of net investment (note 14)	21	19

Other comprehensive income (loss)	(44)	(68)

Comprehensive income	547	558

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

Condensed Interim Consolidated Financial Statements	3

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars) (unaudited)	Common Shares (note 11)	Preferred Shares (note 11)	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
December 31, 2010	4,574	—	10,012	(10)	(2)	14,574

Net earnings	—	—	626	—	—	626
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of $4 million)	—	—	—	—	(14)	(14)
Actuarial gains on pension plans (net of tax of $1 million)	—	—	4	—	—	4
Exchange differences on translation of foreign operations (net of tax of $2 million)	—	—	—	(77)	—	(77)
Hedge of net investment (net of tax of $3 million)	—	—	—	19	—	19

Total comprehensive income (loss)	—	—	4	(58)	(14)	(68)
Transactions with owners recognized directly in equity:
Issue of preferred shares	—	300	—	—	—	300
Share issue costs	—	(9)	—	—	—	(9)
Dividends declared on common shares (note 11)	—	—	(267)	—	—	(267)

March 31, 2011	4,574	291	10,375	(68)	(16)	15,156

December 31, 2011	6,327	291	11,097	60	(2)	17,773

Net earnings	—	—	591	—	—	591
Other comprehensive income (loss)
Actuarial gains on pension plans (net of tax of $1 million)	—	—	3	—	—	3
Exchange differences on translation of foreign operations (net of tax of $9 million)	—	—	—	(68)	—	(68)
Hedge of net investment (net of tax of $3 million)	—	—	—	21	—	21

Total comprehensive income (loss)	—	—	3	(47)	—	(44)
Transactions with owners recognized directly in equity:
Stock dividends paid (note 11)	200	—	—	—	—	200
Dividends declared on common shares (note 11)	—	—	(290)	—	—	(290)
Dividends declared on preferred shares (note 11)	—	—	(3)	—	—	(3)

March 31, 2012	6,527	291	11,398	13	(2)	18,227

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

Condensed Interim Consolidated Financial Statements	4

Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
(millions of Canadian dollars) (unaudited)	2012	2011
Operating activities
Net earnings	591	626
Items not affecting cash:
Accretion (note 9)	24	19
Depletion, depreciation and amortization (note 6)	637	542
Exploration and evaluation expenses (note 5)	1	1
Deferred income taxes	(44)	176
Foreign exchange	(5)	(11)
Stock-based compensation (note 11)	4	5
Gain on sale of assets	(1)	(189)
Other	(35)	(5)
Settlement of asset retirement obligations (note 10)	(33)	(23)
Income taxes paid	(199)	(21)
Interest received	11	—
Change in non-cash working capital (note 7)	532	163

Cash flow – operating activities	1,483	1,283

Financing activities
Long-term debt issuance (note 8)	500	4,094
Long-term debt repayment	—	(4,114)
Debt issue costs	(5)	—
Proceeds from preferred share issuance, net of share issue costs	—	291
Dividends on common shares (note 11)	(88)	(255)
Dividends on preferred shares (note 11)	(3)	—
Interest paid	(43)	(35)
Other	85	36
Change in non-cash working capital (note 7)	31	60

Cash flow – financing activities	477	77

Investing activities
Capital expenditures	(1,094)	(1,558)
Proceeds from asset sales	1	112
Other	(43)	(27)
Change in non-cash working capital (note 7)	10	(81)

Cash flow – investing activities	(1,126)	(1,554)

Increase (decrease) in cash and cash equivalents	834	(194)
Effect of exchange rates on cash and cash equivalents	(4)	—
Cash and cash equivalents at beginning of period	1,841	252

Cash and cash equivalents at end of period	2,671	58

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

Condensed Interim Consolidated Financial Statements	5

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1	Description of Business and Segmented Disclosures

Management has segmented the Company’s business based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.

During the first quarter of 2012, the Company completed an evaluation of activities of the Midstream segment as a service provider to the Upstream or Downstream operations. As a result, and consistent with the Company’s strategic view of its integrated business, the previously reported Midstream segment activities are aligned and reported within the Company’s core exploration and production, or in upgrading and refining businesses. The Company believes this change in segment presentation allows management and third parties to more effectively assess the Company’s performance.

Upstream includes exploration for, development and production of crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation and blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore Greenland, offshore China and offshore Indonesia.

Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing).

Comparative periods have been reclassified to conform to the revised segment presentation.

Condensed Interim Consolidated Financial Statements	6

Segmented Financial Information

	Upstream				Downstream						Corporate and Eliminations(2)		Total
	Exploration and Production(1)		Infrastructure and Marketing		Upgrading		Canadian Refined Products		U.S. Refining and Marketing

Three months ended March 31 ($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Gross revenues	1,971	1,751	614	495	581	368	880	827	2,492	2,244	(625)	(648)	5,913	5,037
Royalties	(219)	(258)	—	—	—	—	—	—	—	—	—	—	(219)	(258)
Marketing and other	—	—	71	35	—	—	—	—	—	—	—	—	71	35

Revenues, net of royalties	1,752	1,493	685	530	581	368	880	827	2,492	2,244	(625)	(648)	5,765	4,814

Expenses
Purchases of crude oil and products	25	40	591	448	447	269	763	707	2,233	1,915	(625)	(648)	3,434	2,731
Production and operating expenses	455	400	12	17	40	58	40	42	92	92	3	—	642	609
Selling, general and administrative expenses	36	43	4	4	1	—	14	13	3	3	41	23	99	86
Depletion, depreciation and amortization	529	436	5	6	25	25	20	18	51	50	7	7	637	542
Exploration and evaluation expenses	75	93	—	—	—	—	—	—	—	—	—	—	75	93
Other – net	(1)	(189)	(1)	—	—	10	—	—	—	—	5	(2)	3	(181)

Earnings (loss) from operating activities	633	670	74	55	68	6	43	47	113	184	(56)	(28)	875	934

Financial items
Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	—	—	(1)	2	(1)	2
Finance income	—	1	—	—	—	—	—	—	—	—	27	20	27	21
Finance expenses	(19)	(15)	—	—	(3)	(2)	(1)	(1)	(1)	(1)	(47)	(66)	(71)	(85)

Earnings (loss) before income taxes	614	656	74	55	65	4	42	46	112	183	(77)	(72)	830	872

Provisions for (recovery of) income taxes
Current	209	25	5	11	19	1	18	4	—	—	32	29	283	70
Deferred	(50)	154	13	3	(2)	—	(7)	8	41	67	(39)	(56)	(44)	176

Total income tax provision (recovery)	159	179	18	14	17	1	11	12	41	67	(7)	(27)	239	246

Net earnings (loss)	455	477	56	41	48	3	31	34	71	116	(70)	(45)	591	626

Intersegment revenues	559	587	—	—	31	24	35	37	—	—	—	—	625	648
Expenditures on exploration and evaluation assets(3)	87	122	—	—	—	—	—	—	—	—	—	—	87	122
Expenditures on property, plant and equipment(3)	928	1,390	10	6	8	10	13	15	43	22	5	3	1,007	1,446

As at March 31, 2012 and December 31, 2011 ($ millions)
Total exploration and evaluation assets and property, plant and equipment	19,025	18,507	505	502	1,110	1,124	1,192	1,201	3,494	3,566	124	125	25,450	25,025
Total assets	20,548	20,141	1,434	1,509	1,252	1,316	1,625	1,632	5,334	5,476	3,093	2,352	33,286	32,426

(1)	Includes allocated depletion, depreciation and amortization related to assets in the Infrastructure and Marketing segment as these assets provide a service to the Exploration and Production segment.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

Condensed Interim Consolidated Financial Statements	7

Note 2	Basis of Presentation

The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements and the notes thereto in the Company’s 2011 Annual Report.

The timely preparation of the condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenue and expenses during the period. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the condensed interim consolidated financial statements.

Note 3	Significant Accounting Policies

The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the Consolidated Financial Statements for the fiscal year ended December 31, 2011, except as discussed below.

Changes in Accounting Policy

In June 2011, the International Accounting Standards Board (“IASB”) issued IAS 1, “Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements.” The amendments stipulate the presentation of net earnings and other comprehensive income (“OCI”) and require the Company to group items within OCI based on whether the items may be subsequently reclassified to net earnings. The Company retrospectively adopted the amendments on January 1, 2012. The adoption of the amendments to this standard did not have a material impact on the Company’s financial statements; the Company has grouped the items within OCI based on whether the items may be subsequently reclassified to net earnings on the condensed consolidated statements of income.

Recent Accounting Standards

The IASB issued the following standards and amendments which are not yet effective for the Company and discussed in further detail in Note 3 to the Consolidated Financial Statements for the fiscal year ended December 31, 2011. The IASB did not issue any standards, interpretations or amendments during the first quarter of 2012.

•

IFRS 10, “Consolidated Financial Statements” requires retrospective application and will be adopted by the Company on January 1, 2013. The adoption of the standard is not expected to have a material impact on the Company’s consolidated financial statements.

•	IFRS 11, “Joint Arrangements,” requires retrospective application and will be adopted by the Company on January 1, 2013. The extent of the impact of adoption of IFRS 11 has not yet been determined.

•

IFRS 12, “Disclosure of Interest in Other Entities,” requires retrospective application and will be adopted by the Company on January 1, 2013 and is expected to increase the current level of disclosure related to the Company’s interests in other entities upon adoption.

•

Amendments to IAS 28, “Investment in Associates and Joint Ventures,” require retrospective application and will be adopted by the Company on January 1, 2013. The adoption of the amended standard is not expected to have a material impact on the Company’s consolidated financial statements.

•	IFRS 13, “Fair Value Measurement,” requires prospective application and will be adopted by the Company on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

•

Amendments to IAS 19, “Employee Benefits,” require retrospective application and will be adopted by the Company on January 1, 2013. The adoption of the amended standard is not expected to have a material impact on the Company’s consolidated financial statements.

•

Amendments to IFRS 7, “Financial Instruments: Disclosures,” require retrospective application and will be adopted by the Company on January 1, 2013. The adoption of these amended standards is not expected to have a material impact on the Company’s consolidated financial statements.

Condensed Interim Consolidated Financial Statements	8

•

Amendments to IAS 32, “Financial Instruments: Presentation,” require retrospective application and will be adopted by the Company on January 1, 2014. The adoption of these amended standards is not expected to have a material impact on the Company’s consolidated financial statements.

•

IFRS 9, “Financial Instruments,” requires retrospective application and will be adopted by the Company on January 1, 2015. The adoption of the standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Note 4	Change in Presentation of Trading Activities

During the first quarter of 2012, the Company completed a review of the trading activities within its Infrastructure and Marketing segment and determined that the realized and the unrealized gains and losses previously presented on a gross basis in revenues, purchases of crude oil and products and other – net, would be more appropriately presented on a net basis to reflect the nature of trading activities. As a result, these realized and unrealized gains and losses, and the underlying settlement of these contracts, have been recognized and recorded on a net basis in marketing and other in the condensed interim consolidated statements of income.

Prior periods have been reclassified to reflect this change in presentation. The impact of this change on net earnings is summarized approximately as follows:

($ millions)	Three months ended Mar. 31, 2011	Year ended Dec. 31, 2011
Gross revenues	(625)	(1,497)
Marketing and other	35	90
Purchases of crude oil and products	579	1,399
Other – net	11	8

Net earnings	—	—

Note 5	Exploration and Evaluation Costs

A reconciliation of the carrying amount of exploration and evaluation assets at March 31, 2012 is set out below.

Exploration and Evaluation Assets ($ millions)	March 31, 2012
Beginning of period	746
Additions	76
Acquisitions	1
Transfers to oil and gas properties (note 6)	(13)
Expensed exploration expenditures previously capitalized	(1)
Exchange adjustments	(2)

End of period	807

The following exploration and evaluation expenses for the three months ended March 31, 2012 and 2011 relate to activities associated with the exploration for and evaluation of oil and natural gas resources. All such activities are recorded within the Upstream segment.

	Three months ended March 31,
Exploration and Evaluation Expenses Summary ($ millions)	2012	2011
Seismic, geological and geophysical	32	15
Expensed drilling	38	37
Expensed land	5	41

Exploration and evaluation expense	75	93

Condensed Interim Consolidated Financial Statements	9

Note 6	Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2011	33,640	930	1,972	4,916	2,176	43,634
Additions	969	10	10	49	12	1,050
Acquisitions	8	—	—	—	—	8
Transfers from exploration and evaluation (note 5)	13	—	—	—	—	13
Changes in asset retirement obligations (note 10)	6	—	—	—	—	6
Disposals and derecognition	(6)	—	—	—	—	(6)
Exchange adjustments	(13)	—	—	(78)	—	(91)

March 31, 2012	34,617	940	1,982	4,887	2,188	44,614

Accumulated depletion, depreciation and amortization
At December 31, 2011	(15,900)	(407)	(848)	(1,046)	(1,154)	(19,355)
Depletion, depreciation, and amortization	(525)	(8)	(24)	(58)	(22)	(637)
Disposals and derecognition	3	—	—	—	—	3
Exchange adjustments	3	—	—	15	—	18

March 31, 2012	(16,419)	(415)	(872)	(1,089)	(1,176)	(19,971)

Net book value
December 31, 2011	17,740	523	1,124	3,870	1,022	24,279

March 31, 2012	18,198	525	1,110	3,798	1,012	24,643

Note 7	Cash Flows – Change in Non-cash Working Capital

	Three months ended March 31,
Non-cash Working Capital ($ millions)	2012	2011
Decrease (increase) in non-cash working capital
Accounts receivable	334	(48)
Inventories	146	152
Prepaid expenses	5	1
Accounts payable and accrued liabilities	88	37

Change in non-cash working capital	573	142

Relating to:
Operating activities	532	163
Financing activities	31	60
Investing activities	10	(81)

Cash and cash equivalents at March 31, 2012 included $1 million of cash (December 31, 2011 – $2 million) and $2,670 million of short-term investments with maturities less than three months (December 31, 2011 – $1,839 million).

Condensed Interim Consolidated Financial Statements	10

Note 8	Long-term Debt

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt ($ millions)	Maturity	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Long-term debt
5.90% notes(1)	2014	749	763	750	750
3.75% medium-term notes(1)	2015	300	300	—	—
7.55% debentures(1)	2016	200	203	200	200
6.20% notes(1)(2)	2017	300	305	300	300
6.15% notes(2)	2019	300	305	300	300
7.25% notes(2)	2019	749	763	750	750
5.00% medium-term notes	2020	400	400	—	—
6.80% notes(2)	2037	386	393	387	387
3.95% senior unsecured notes(2)	2022	500	—	500	—
Debt issue costs(3)		(25)	(21)	—	—
Unwound interest rate swaps		87	93	—	—

Long-term debt		3,946	3,504	3,187	2,687

Long-term debt due within one year
6.25% notes(4)	2012	400	407	400	400

(1)	A portion of the Company’s debt was designated in a fair value hedging relationship for interest rate risk management and recorded at fair value until discontinuation of the hedging relationship in 2011. Refer to Note 14.
(2)	A portion of the Company’s U.S. denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 14.
(3)	Calculated using the effective interest rate method.
(4)	A portion of the Company’s debt is designated in a cash flow hedging relationship for foreign currency risk management. Refer to Note 14.

On March 22, 2012, the Company issued U.S. $500 million of 3.95% senior unsecured notes due April 15, 2022 pursuant to a universal short form base shelf prospectus filed with the Alberta Securities Commission and the U.S. Securities and Exchange Commission on June 13, 2011 and an accompanying prospectus supplement. The notes are redeemable at the option of the Company at a make-whole premium and interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

Note 9	Financial Items

	Three months ended March 31,
Financial Items ($ millions)	2012	2011
Foreign exchange
Gains (losses) on translation of U.S. dollar denominated long-term debt	32	48
Gains (losses) on cross currency swaps	(6)	(8)
Gains (losses) on contribution receivable	(18)	(28)
Other foreign exchange gains (losses)	(9)	(10)

Net foreign exchange gains (losses)	(1)	2

Finance income
Contribution receivable	16	19
Interest income	11	—
Other	—	2

Finance income	27	21

Finance expenses
Long-term debt	(60)	(60)
Contribution payable	(21)	(23)

	(81)	(83)
Interest capitalized(1)	34	17

	(47)	(66)
Accretion of asset retirement obligations (note 10)	(22)	(18)
Accretion of other long-term liabilities	(2)	(1)

Finance expenses	(71)	(85)

	(45)	(62)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 6% (2011 – 6%).

Other foreign exchange gains and losses primarily include realized and unrealized foreign exchange gains and losses on property, plant and equipment, and working capital.

Note 10	Asset Retirement Obligations

A reconciliation of the carrying amount of asset retirement obligations at March 31, 2012 is set out below.

Asset Retirement Obligations ($ millions)	2012
Beginning of period	1,767
Additions	6
Liabilities settled	(33)
Liabilities disposed	(1)
Exchange adjustment	(1)
Accretion(1)	22

End of period	1,760

Expected to be incurred within 1 year	116
Expected to be incurred beyond 1 year	1,644

(1)	Accretion is included in finance expenses. Refer to Note 9.

Condensed Interim Consolidated Financial Statements	12

Note 11	Share Capital

Common Shares

The Company is authorized to issue an unlimited number of no par value common shares.

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2011	957,537,098	6,327
Stock dividends	8,220,510	200
Options exercised	500	—

March 31, 2012	965,758,108	6,527

During the three months ended March 31, 2012, the Company declared dividends payable of $0.30 per common share (three months ended March 31, 2011 – $0.30 per common share) resulting in dividends of $290 million (three months ended March 31, 2011 – $267 million). At March 31, 2012, $290 million, including $88 million in cash and $202 million in common shares, was payable to shareholders on account of dividends declared on February 9, 2012 (December 31, 2011 – $287 million, including $87 million in cash and $200 million in common shares).

Preferred Shares

The Company is authorized to issue an unlimited number of no par value preferred shares.

Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2011	12,000,000	291
Cumulative Redeemable Preferred Shares, Series 1 issued, net of share issue costs	—	—

March 31, 2012	12,000,000	291

During the three months ended March 31, 2012, the Company declared dividends payable of approximately $0.28 per Cumulative Redeemable Preferred Share, Series 1 (the “Series 1 Preferred Shares”) (three months ended March 31, 2011 – nil). An aggregate of $3 million (December 31, 2011 – $3 million), representing approximately $0.28 per Series 1 Preferred Share (December 31, 2011 – $0.28 per Series 1 Preferred Share), was payable as dividends on the Series 1 Preferred Shares at March 31, 2012.

Stock-based Compensation

The following table summarizes the total expense recognized in selling, general and administrative expenses on the condensed interim consolidated statements of income for the Stock Option Plan and the Performance Share Units for the three months ended March 31, 2012 and 2011.

	Three months ended March 31,
Stock-based Compensation ($ millions)	2012	2011
Stock option plan	4	5
Performance share units	—	—

Stock-based compensation	4	5

Condensed Interim Consolidated Financial Statements	13

Earnings per Share

	Three months ended March 31,
Earnings per Share	2012	2011
Net earnings – basic ($ millions)	588	626
Net earnings – diluted ($ millions)	584	625
Weighted average common shares outstanding – basic (millions)	965.6	890.7
Weighted average common shares outstanding – diluted (millions)	973.5	897.2
Earnings per share – basic ($/share)	0.61	0.70
Earnings per share – diluted ($/share)	0.60	0.70

For the purposes of calculating net earnings – basic, net earnings were adjusted for dividends declared on preferred shares of $3 million for the three months ended March 31, 2012 (three months ended March 31, 2011 – nil). Net earnings – diluted was calculated by adjusting net earnings – basic for the more dilutive effect of stock compensation expense based on cash-settlement versus equity-settlement of stock options. For the purposes of determining net earnings – diluted, stock compensation expense was $4 million (three months ended March 31, 2011 – $5 million) based on cash-settlement for the three months ended March 31, 2012. Stock compensation expense was $8 million (three months ended March 31, 2011 – $6 million) based on equity-settlement for the three months ended March 31, 2012.

The weighted average common shares outstanding was adjusted for 7.9 million common shares that were declared as stock dividends for the three months ended March 31, 2012 (three months ended March 31, 2011 – 6.5 million common shares). For the three months ended March 31, 2012, 25 million tandem options and 6 million tandem performance options (three months ended March 31, 2011 – 19 million tandem options and 10 million tandem performance options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

Note 12	Commitments and Contingencies

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay would have a material adverse impact on its financial position, results of operations or liquidity.

The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time and management believes that it has adequately provided for current and deferred income taxes.

Note 13	Related Party Transactions

The Company sells natural gas to the Meridian cogeneration facility and other cogeneration facilities owned by a related party. These natural gas sales are related party transactions and have been measured at fair value. For the three months ended March 31, 2012, the total value of natural gas sales to the Meridian and other cogeneration facilities was $12 million (three months ended March 31, 2011 – $26 million). For the three months ended March 31, 2012, the total value of obligated steam purchases from the Meridian and other cogeneration facilities was $4 million (three months ended March 31, 2011 – $5 million).

Condensed Interim Consolidated Financial Statements	14

Note 14	Financial Instruments and Risk Management

The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. The Company has oil and natural gas inventory held in storage related to risk management contracts which is carried at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels. The Company has the following risk management contracts and related inventory recorded at fair value on the consolidated balance sheets at March 31, 2012 and December 31, 2011:

	March 31, 2012			December 31, 2011
Risk Management ($ millions)	Asset	Liability	Net	Asset	Liability	Net
Commodity Price
Natural gas contracts	5	(5)	—	2	(2)	—
Natural gas storage contracts	52	(22)	30	32	(8)	24
Natural gas storage inventory	95	—	95	121	—	121
Crude oil contracts(1)	2	—	2	—	(8)	(8)
Crude oil inventory(1)	17	—	17	16	—	16
Crude oil contracts	4	—	4	—	—	—
Crude oil inventory	176	—	176	147	—	147
Foreign Currency
Cross currency swaps(2)	—	(100)	(100)	—	(93)	(93)
Foreign currency forwards	—	—	—	1	—	1

	351	(127)	224	319	(111)	208

(1)	Designated as a fair value hedge with fair value recognized in accounts receivable, accounts payable and accrued liabilities, and inventories on the consolidated balance sheets.
(2)

Designated as a cash flow hedge with fair value recognized in accounts payable and accrued liabilities on the consolidated balance sheets. At March 31, 2012, the balance in other reserves related to derivatives designated as a cash flow hedge was $2 million (December 31, 2011 –$2 million), net of tax of less than $1 million (December 31, 2011 – less than $1 million).

Condensed Interim Consolidated Financial Statements	15

The unrealized gains (losses) recognized on risk management positions for the three months ended March 31, 2012 and 2011 are set out below.

	Three months ended March 31, 2012
Earnings Impact ($ millions)	Marketing and other	Purchases of crude oil and products	Other– net	Net foreign exchange gains (losses)	OCI
Commodity Price
Natural gas contracts	—	—	—	—	—
Natural gas storage contracts	6	—	—	—	—
Natural gas storage inventory	(2)	—	—	—	—
Crude oil contracts(1)	—	2	—	—	—
Crude oil inventory(1)	—	—	—	—	—
Crude oil contracts	8	—	—	—	—
Crude oil inventory	26	—	—	—	—

	38	2	—	—	—
Foreign Currency
Cross currency swaps, net of tax(2)	—	—	(1)	(6)	—
Foreign currency forwards(3)	—	—	(1)	2	—

	38	2	(2)	(4)	—

	Three months ended March 31, 2011
Earnings Impact ($ millions)	Marketing and other	Purchases of crude oil and products	Finance expense	Net foreign exchange gains (losses)	OCI
Commodity Price
Natural gas contracts	—	—	—	—	—
Natural gas storage contracts	(31)	—	—	—	—
Natural gas storage inventory	10	—	—	—	—
Crude oil contracts(1)	—	1	—	—	—
Crude oil inventory(1)	—	(1)	—	—	—
Synthetic transportation(4)	(1)	—	—	—	—
Crude oil contracts	7	—	—	—	—
Crude oil inventory	4	—	—	—	—

	(11)	—	—	—	—
Interest Rate
Interest rate swaps(5)	—	—	5	—	—
Foreign Currency
Cross currency swaps, net of tax(2)	—	—	—	(8)	(14)
Foreign currency forwards(3)	—	—	—	7	—

	(11)	—	5	(1)	(14)

(1)	Designated as a fair value hedge with fair value changes recognized in purchases of crude oil and products on the consolidated statements of income.
(2)

Designated as a cash flow hedge with foreign exchange on the translation of the swaps recognized in net foreign exchange gains (losses) on the consolidated statements of income and the effective portion of unrealized gains and losses related to measuring the contract at fair value recognized in OCI. If a portion of the cash flow hedge was ineffective during the period, the ineffective portion is transferred from OCI to other – net.

(3)	Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).
(4)	Contracts terminated subsequent to March 31, 2011.
(5)

A portion of the Company’s debt was designated in a fair value hedging relationship for interest rate risk management and recorded at fair value until discontinuation of the hedging relationship in 2011.

Condensed Interim Consolidated Financial Statements	16

Net Investment Hedge

As at March 31, 2012, the Company had designated U.S. $2.0 billion, U.S. $700 million of which was designated in the first quarter of 2012 and included the U.S. $500 million of the 3.95% senior unsecured notes issued on March 22, 2012, of its U.S. denominated debt as a hedge of the Company’s net investments in its U.S. refining operations (December 31, 2011 – U.S. $1.3 billion). In the three months ended March 31, 2012, the unrealized gain arising from the translation of the debt was $21 million (three months ended March 31, 2011 – gain of $19 million), net of tax of $3 million (three months ended March 31, 2011 – $3 million), which was recorded in OCI.

Interest Rate Swaps

During 2011, the Company discontinued its fair value hedge designation with respect to the remaining interest rate swap arrangements whereby the fixed interest rate coupon on the long-term debt was swapped to floating rates. These interest rate swap arrangements were sold and derecognized during 2011. Accordingly, the accrued gains on these interest rate swaps and the previous interest rate swap terminations are being amortized over the remaining life of the underlying long-term debt to which the hedging relationships were originally designated. The amortization period is two to five years.

At March 31, 2012, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps was $87 million (December 31, 2011 – $93 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in an offset to finance expenses of $5 million for the three months ended March 31, 2012 (three months ended March 31, 2011 – addition of $1 million).

Note 15	Reclassification

During 2011, the Company changed its treatment of certain intersegment sales eliminations which resulted in the reclassification of gross revenues and purchases of crude oil and products. The reclassification resulted in reductions of gross revenues and purchases of crude oil and products in the three months ended March 31, 2011 of $198 million. The reclassification had no impact on net earnings.

Condensed Interim Consolidated Financial Statements	17